UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Huachen AI Parking Management Technology Holding Co., Ltd

Full name of registrant:

Former name if applicable:

No.1018 Haihe Road, Dushangang Town

Address of principal executive office (Street and number):

Pinghu City, Jiaxing, Zhejiang Province, China 314205

City, state and zip code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant is unable to file its Form 20-F for the fiscal year ended December 31, 2025 by the prescribed filing date because Registrant requires additional time to review its financial statements to finalize the Form 20-F. Registrant anticipates that it will file the Form 20-F no later than the fifteenth calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bin Lu	(+86)	68368658
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed in the Company’s Report on Form 6-K filed with the SEC on December 22, 2025, the Company completed the sale/disposal of Hua Chen Intelligent Technology Co., Limited and its subsidiaries.

The Company anticipates that a significant change in results of operations from the corresponding period in the prior fiscal year will be reflected in the earnings statements to be included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 as compared to the fiscal year ended December 31, 2024. This significant change is primarily attributable to the divestiture of Hua Chen Intelligent Technology Co., Limited and its subsidiaries (the “Divestiture”), which resulted in (i) the deconsolidation of the disposed business from the Company's consolidated financial statements effective December 22, 2025 and (ii) the presentation of the disposed business as discontinued operations for the periods presented.

At this time, the Company is unable to reasonably estimate the quantitative impact of the Divestiture on its results of operations for the fiscal year ended December 31, 2025 because the accounting for the Divestiture, including the valuation of consideration and purchase price adjustments, and the determination of the amounts to be reflected in discontinued operations and gain or loss on disposal have not yet been finalized. The Company expects, however, that the presentation of discontinued operations and the related gain or loss on disposal will result in material changes to net loss and other income statement line items for the fiscal year ended December 31, 2025 as compared to the prior fiscal year.

The information set forth above is preliminary and unaudited and remains subject to change as the Company completes its year-end financial closing processes and the preparation of its consolidated financial statements and related disclosures, including the finalization of the accounting for the Divestiture (including, as applicable, final purchase price adjustments, valuation of consideration, and related transaction and separation costs). Except as described above, the Company does not presently anticipate any other significant changes in results of operations for the fiscal year ended December 31, 2025 as compared to the corresponding prior fiscal year period.

Huachen AI Parking Management Technology Holding Co., Ltd

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2026	By	/s/ Bin Lu
Bin Lu
Chief Executive Officer

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